SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                        ---------------------------

                                SCHEDULE TO
                                (Rule 13e-4)

         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                        VocalTec Communications Ltd.
       (Name of Subject Company (Issuer) and Filing Person (Offeror))

     Options to Purchase Ordinary Shares, Par Value NIS 0.01 Per Share
                       (Title of Class of Securities)

                                    n/a*
                   (CUSIP Number of Class of Securities)

                        VocalTec Communications Ltd.
                              2 Maskit Street
                      Herzeliya Pituach, 46733 Israel
                             (+972) 9-970-7883
         (Name, Address, and Telephone Numbers of Person Authorized
     to Receive Notices and Communication of Behalf of Filing Persons)

                                  Copy to:
                           Phyllis G. Korff, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                       New York, New York 10036-6522
                            Tel: (212) 735-3000
                            Fax: (212) 735-2000

                         CALCULATION OF FILING FEE

Transaction Valuation**                             Amount of Filing Fee***
-----------------------                             -----------------------
$1,887,101                                                   $377.42

**Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,271,344 Ordinary Shares of VocalTec Communications Ltd. having an aggregate value of $1,887,101 as of June 30, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.
***The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

Amount Previously Paid:        N/A______    Filing Party:            N/A______
                        ----------------                  --------------------
Form or Registration No.:       N/A______    Date Filed:              N/A______
                          ---------------                ----------------------
|_|      Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.
         Check the appropriate boxes below to designate any transactions to which the statement relates:
|_| Third-party tender offer subject to Rule 14d-1.
|X| Issuer tender offer subject to Rule 13e-4.
|_| Going private transaction subject to Rule 13e-3.
|_| Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:

* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying Ordinary Shares is 928568 10 2.



ITEM 1.  SUMMARY TERM SHEET.

         The information set forth under "Summary Term Sheet" in the Offer to Exchange all Existing Options (as defined below) for New Options (as defined below) dated July 5, 2001 (the "Offer to Exchange"), a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) The name of the issuer is VocalTec Communications Ltd., a company organized and existing pursuant to the laws of the State of Israel ("VocalTec" or the "Company"). The address of VocalTec's principal executive offices is 2 Maskit Street, Herzeliya Pituach, 46733 Israel, telephone number (+972) 9-970-7800.

         (b) This Tender Offer Statement on Schedule TO relates to an offer by VocalTec to exchange the options outstanding under VocalTec's 1996 Stock Option and Incentive Plan, 1997 Stock Option and Incentive Plan, 1998 and 1999 Stock Option and 2000 Master Option Plan (collectively, the "Option Plans") to purchase approximately 3,271,344 ordinary shares of VocalTec (the "Ordinary Shares"), par value NIS 0.01 per share (the "Existing Options"), for new options to purchase Ordinary Shares that will be granted under the Option Plans (the "New Options"), upon the terms and subject to the conditions set forth under "The Offer" in the Offer to Exchange. Only employees of VocalTec or its subsidiaries are eligible to participate in the Offer to Exchange. The information set forth under "The Offer" in the Offer to Exchange is incorporated herein by reference.

         (c) The information set forth under Section 8 "Price Range of Ordinary Shares" in the Offer to Exchange is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in the Offer to Exchange under "Summary Term Sheet", Section 2 ("Number of Options; Expiration Date"), Section 4 ("Procedures for Tendering Options"), Section 5 ("Withdrawal Rights and Change of Election"), Section 6 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options"),
                  Section 7 ("Conditions of the Offer"), Section 9 ("Source and Amount of Consideration; Terms of New Options"),
                  Section 12 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 14 ("Material U.S. Federal Income Tax Consequences") and
                  Section 17 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

         (b)      The information set forth in the Offer to Exchange under
                  Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a)      The information set forth in the Offer to Exchange under
                  Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference. The Option Plans attached hereto as Exhibits (d)(1), (d)(2), (d)(3) and
                  (d)(4) contain information regarding the subject securities.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a)      The information set forth in the Offer to Exchange under
                  Section 3 ("Purpose of the Offer") is incorporated herein by reference.

         (b)      The information set forth in the Offer to Exchange under
                  Section 6 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 12 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

         (c)      The information set forth in the Offer to Exchange under
                  Section 3 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)      The information set forth in the Offer to Exchange under
                  Section 9 ("Source and Amount of Consideration; Terms of New Options") and Section 18 ("Fees and Expenses") is incorporated herein by reference.

         (b)      The information set forth in the Offer to Exchange under
                  Section 7 ("Conditions of the Offer") is incorporated herein by reference.

         (d)      Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)      Not applicable.

         (b)      The information set forth in the Offer to Exchange under
                  Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS,RETAINED,EMPLOYED,COMPENSATED OR USED.

         (a)      Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

         (a)      The information set forth in the Offer to Exchange under
                  Section 10 ("Information Concerning VocalTec") and
                  Section 19 ("Additional Information"), and the information set forth on pages F-1 through F-28 in VocalTec's Annual Report on Form 20-F for the fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission ("SEC") on July 2, 2001, is incorporated herein by reference.

         (b)      Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

         (a)      The information set forth in the Offer to Exchange under
                  Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 13 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b)      Not applicable.

ITEM 12. EXHIBITS.

         (a) (1) The Offer to Exchange all Existing Options for New Options dated July 5, 2001.

                  (2)  Memorandum to Employees dated July 5, 2001.

                  (3)  Cover Letter to Employees dated July 5, 2001.

                  (4)  Election Form.

                  (5)  Form of Notice of Change in Election.

         (b)      Not applicable.

         (d) (1) VocalTec Communications Ltd. 1996 Stock Option Plan and Incentive Plan previously filed with the SEC on August 2, 1996 as an exhibit to VocalTec's Registration Statement on Form S-8, SEC File No. 2-0-27648, which is incorporated herein by reference.

                  (2) VocalTec Communications Ltd. 1997 Stock Option and Incentive Plan previously filed with the SEC on October 31, 1997 as an exhibit to VocalTec's Registration Statement of Form S-8, SEC File No. 333-00120, which is incorporated herein by reference.

                  (3) VocalTec Communications Ltd. 1998 Stock Option Plan and Incentive Plan previously filed with the SEC on August 2, 1999 in VocalTec's Registration Statement on Form S-8, SEC File No. 333-10648, which is incorporated herein by reference.

                  (4) VocalTec Communications Ltd. 1999 Stock Option Plan and Incentive Plan previously filed with the SEC on August 2, 1999 in VocalTec's Registration Statement on Form S-8, SEC File No. 333-10648, which is incorporated herein by reference.

         (5) VocalTec Communications Ltd. 2000 Master Option Plan previously filed with the SEC on July 2, 2001 as an exhibit to VocalTec's Annual Report on Form 20-F, SEC File No. 2-0-27648, which is incorporated herein by reference.

         (g)      Not applicable.

         (h)      Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         (a)      Not applicable.


                                 SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            VOCALTEC COMMUNICATIONS LTD.

                                            By: /s/ Hugo Goldman
                                                ------------------------------
                                                Name:  Hugo Goldman
                                                Title: Chief Financial Officer

Date: July 5, 2001




                             INDEX TO EXHIBITS

(a)      (1) The Offer to Exchange all Existing Options for New Options dated
             July 5, 2001.

         (2)  Memorandum to Employees dated July 5, 2001.

         (3)  Cover Letter to Employees dated July 5, 2001.

         (4)  Election Form.

         (5)  Form of Notice of Change in Election.

(b)      Not applicable.

(d) (1) VocalTec Communications Ltd. 1996 Stock Option Plan and Incentive Plan previously filed with the SEC on August 2, 1996 as an exhibit to VocalTec's Registration Statement on Form S-8, SEC File No. 2-0-27648, which is incorporated herein by reference.

         (2) VocalTec Communications Ltd. 1997 Stock Option and Incentive Plan previously filed with the SEC on October 31, 1997 as an exhibit to VocalTec's Registration Statement of Form S-8, SEC File No. 333-00120, which is incorporated herein by reference.

         (3) VocalTec Communications Ltd. 1998 Stock Option Plan and Incentive Plan previously filed with the SEC on August 2, 1999 in VocalTec's Registration Statement on Form S-8, SEC File No. 333-10648, which is incorporated herein by reference.

         (4) VocalTec Communications Ltd. 1999 Stock Option Plan and Incentive Plan previously filed with the SEC on August 2, 1999 in VocalTec's Registration Statement on Form S-8, SEC File No. 333-10648, which is incorporated herein by reference.

(5) VocalTec Communications Ltd. 2000 Master Option Plan previously filed with the SEC on July 2, 2001 as an exhibit to VocalTec's Annual Report on Form 20-F, SEC File No. 2-0-27648, which is incorporated herein by reference.

(g)      Not Applicable.

(h)      Not applicable.